

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2022

Xiaoming Hu
President and Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua New Energy Vehicle Town
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

> **Re: Kandi Technologies Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Response dated June 30, 2022**
> **File No. 001-33997**

Dear Mr. Hu:

We have reviewed your June 30, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

General

1.   Please file your amended Form 10-K and updated certifications.

You may contact Melissa Gilmore at (202) 551-3337 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at (202) 551-3047 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Elizabeth F. Chen